Exhibit 99.1

Sandstorm Gold Announces Fourth Quarter and Annual Results

Vancouver, British Columbia — March 30, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2015 (all figures in U.S. dollars).

— Fourth quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 8,951 ounces (Q4 2014 – 10,424 ounces);

•	Revenue of $9.9 million (Q4 2014 - $12.5 million);

•	Average cash cost per attributable gold equivalent ounce of $258 resulting in cash operating margins[1] of $844 per ounce (Q4 2014 - $308 per ounce and $890 per ounce respectively);

•	Operating cash flow of $5.0 million (Q4 2014 – $8.9 million);

•	Net loss of $25.0 million (Q4 2014 – Net income of $2.6 million);

•	Entered into three agreements with Yamana Gold Inc. (“Yamana”) that included a silver stream on the Cerro Moro project in Argentina (“Cerro Moro”), a copper stream on the Chapada mine in Brazil (“Chapada”) and an early deposit gold stream on the Agua Rica project in Argentina; and

•	Completed a $28.8 million equity financing and drew down $110 million on the available credit facility to fund the Yamana transaction. The proceeds from the equity financing and internally generated cash flow were used to reduce the balance on the credit facility to $83.5 million as of the end of the fourth quarter.

— 2015 highlights

•	Record attributable gold equivalent ounces sold of 45,146 ounces (FY 2014 – 44,821);

•	Revenue of $52.7 million (FY 2014 - $56.5 million);

•	Average cash cost per attributable gold equivalent ounce of $300 resulting in cash operating margins of $867 per ounce (FY 2014 - $321 per ounce and $939 per ounce respectively);

•	Operating cash flow of $30.8 million (FY 2014 - $35.2 million);

•	Net loss of $43.1 million (FY 2014 - $11.5 million);

•	Acquired 30 new streams and royalties on assets in Canada, USA, South America and Africa adding $13 million to $15 million in estimated cash flow for 2016; and

•	Subsequent to quarter end, the Company announced that it had agreed to acquire 55 royalties from Teck Resources Limited (“Teck”) and its affiliates.

“The 2015 year was marked by acquisition and growth for Sandstorm. The assets that we have added to the Company’s stream and royalty portfolio will contribute stable cash flow for many years to come, have provided meaningful asset diversification and a significant upgrade in terms of the strength and stability of our mining company counterparties,” said Sandstorm President & CEO, Nolan Watson. Mr. Watson added, “We intend to diligently pay down debt in 2016 while continuing to look for accretive opportunities to grow our portfolio of streams and royalties.”

— outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2016 is forecasted to be between 40,000 – 50,000 attributable gold equivalent ounces. The Company is forecasting attributable gold equivalent production of approximately 65,000 ounces per annum by 2020.

— Financial Results DISCUSSION

Precious metals accounted for 83% of the revenue generated during the fourth quarter with the remainder coming from diamonds and base metals.

The Company’s administrative costs and expenses increased by approximately $1 million when compared to the same periods in 2014 due to increased corporate activity. Sandstorm allocated a record of $200 million of capital during the 2015 year, resulting in 30 new streams and royalties being added to the portfolio, including four cash flowing assets.

The decreases in cash flow from operations and net income compared to 2014 are attributable to a combination of factors including a non-cash income tax expense related to taxable income previously attributed to its Barbadian subsidiary, a non-cash impairment charge relating to the Company’s mineral interests with respect to the Serra Pelada, Emigrant Springs, Mine Waste Solutions and Summit projects, a non-cash increase in depletion expense driven by an increase in attributable gold equivalent ounces sold, a non-cash loss on the revaluation of the Company’s investments, an increase in interest expense as the Company fully drew on its revolving credit facility in October 2015, as well as a number of other non-recurring items.

— STREAMS & ROYALTIES: Q4 Updates

The Company’s revenue was generated by 15 producing mines during the fourth quarter of 2015. Of the gold equivalent ounces delivered to Sandstorm, 58% came from operations in Canada, 26% from the USA and Latin America and 16% from South America and other countries.

	Three months ended Dec. 31, 2015		Year ended Dec. 31, 2015
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$ 5.7	5,200	$ 26.1	22,565
USA & Latin America	$ 2.6	2,332	$ 13.4	11,610
South America & Other	$ 1.6	1,419	$ 13.2	10,971
Total	$ 9.9	8,951	$ 52.7	45,146

Canada

Gold equivalent ounces attributable to Canadian mines were 21% higher than Q4, 2014 due to the contribution from the Diavik mine royalty that was acquired in early 2015. Diavik is Canada’s largest diamond mine and is operated by Rio Tinto plc. The increases from Diavik were offset by decreases in gold equivalent ounces from the Bachelor Lake Mine in Quebec, operated by Metanor Resources Inc. (“Metanor”). The decline in production was primarily related to the mine experiencing lower feed grade driven by higher than expected dilution from some stopes. Metanor has been accessing and building out new stopes of higher grade material while focusing its exploration efforts on a new near-surface discovery called the Moroy Zone which has encountered encouraging results thus far.

Two other Canadian projects that had positive exploration results during the quarter were Kirkland Lake Gold Inc.’s HM Claim and Lake Shore Gold Corp.’s (“Lake Shore”) 144 Gap Deposit, both located in Ontario. After completing a drill program at the 144 target, Lake Shore released an initial resource estimate that was announced in February 2016. Subsequent to the resource estimate, Tahoe Resources Inc. announced its intention to acquire Lake Shore. Sandstorm holds a 1% net smelter returns (“NSR”) royalty on Lake Shore’s 144 Gap Deposit and the currently producing Thunder Creek mine.

As part of the Teck Royalty Package completed subsequent to year-end, 22 Canadian royalty assets were added to the Sandstorm portfolio including a 2% NSR on the development stage Hackett River project in the Northwest Territories, owned by Glencore plc.

USA & Latin America

Gold equivalent ounces from the USA and Latin America increased to make up 26% of the ounces sold in the fourth quarter. The increase was driven primarily by a 31% increase in gold ounces from the Santa Elena Mine in Mexico (“Santa Elena”) compared to Q4 2014. Santa Elena is operated by First Majestic Silver Corp. (“First Majestic”) and since First Majestic acquired Santa Elena in October 2015, there has been an improvement in the mining of underground stopes leading to increases in production at the mine.

South America & Other

The attributable ounces coming from operations in South America and other countries declined by more than 50% compared to the fourth quarter of 2014. The decrease is largely attributed to an 84% decrease in gold ounces sold from the Aurizona mine in Brazil as Luna Gold Corp. (“Luna”) finished processing ore from a stockpile and ceased mining operations. Luna has initiated a pre-feasibility study for the restart of the Aurizona mine.

The Company expects its proportion of attributable gold equivalent ounces from South America to increase during 2016, as the silver and copper streams with Yamana on assets in Chile and Brazil are contributing to production totals.

True Gold Mining Inc. recently announced that they had begun leaching ore at the Karma Mine in Burkina Faso, Africa (“Karma”). Sandstorm has a gold stream on the Karma project and expects to receive 5,000 ounces of gold per year for five years beginning in 2017, and will then receive 1.625% of the gold thereafter. Production from Karma will represent Sandstorm’s first material production from an African asset.

— Corporate Development

Sandstorm completed 30 new stream and royalty acquisitions during the 2015 year, upgrading the asset quality of the Company’s portfolio to include a number of low cost, economically robust assets with significant exploration upside. The transactions also provided Sandstorm with immediate cash flow and have improved the Company’s counterparty profile such that over 80% of Sandstorm’s cash flow is expected to come from operations run by major and mid-tier mining companies by 2019. Some of the key stream and royalty acquisitions that were completed during the fourth quarter and subsequent to year-end are discussed below.

Yamana Silver Streams: On October 27, 2015, Sandstorm acquired a silver stream on the Cerro Moro development-stage project in Argentina. The Cerro Moro stream includes interim silver deliveries from the currently producing Minera Florida mine in Chile and the Chapada mine. Yamana anticipates that construction on Cerro Moro will begin in 2016.

Chapada Copper Stream: On October 27, 2015, Sandstorm acquired a copper stream on the producing Chapada Mine in Brazil. Sandstorm expects to receive 3.9 million pounds of copper per year from the Chapada stream for approximately 10 years, at which point the stream percentage will drop down from 4.2% to 1.5% over time.

The Cerro Moro silver streams and Chapada copper stream are expected to contribute $8 million to $10 million of cash flow to the Company annually starting in 2016, increasing to $20 million annually by 2019.

Teck Royalty Package: On January 19, 2016, the Company announced that it had agreed to acquire 55 royalties from Teck and its affiliates for total consideration of up to $19.0 million. The royalty package is expected to generate cash flow in 2016 of $1.0 million to $2.0 million, growing to $10 million to over $15 million in cash flow per year.

Altogether, Sandstorm currently owns 132 streams and royalties, of which 19 of the underlying mines are producing.

— OTHER

Corporate Governance

In accordance with Sandstorm’s ongoing commitment to corporate governance best practices, the Company engaged Institutional Shareholder Services Inc. (“ISS”) as an advisor. ISS is a global leader in corporate governance and based on their recommendations, Sandstorm has implemented a new clawback policy, anti-hedging policy and has amended its stock option and restricted share plans in order to conform to best practices. In addition, Sandstorm’s lead independent director David DeWitt has been appointed as non-executive Chairman of the Company with Nolan Watson remaining as President and CEO.

Normal Course Issuer Bid

The Toronto Stock Exchange (“TSX”) has accepted the Company’s notice that it intends to proceed with a normal course issuer bid (“NCIB”) in accordance with TSX rules. Under the NCIB, Sandstorm may purchase up to 6,896,539 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 137,930,795 as of March 15, 2016.

Purchases under the NCIB may commence on April 4, 2016 and will terminate on the earlier of April 3, 2017, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB. All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms (if eligible) and will be made at the market price of the common shares at the time of acquisition. These purchases will be funded by Sandstorm’s working capital and any common shares acquired by the Company under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the last six calendar months was 196,845 commons shares. Daily purchases will not exceed 49,211 common shares, subject to the Company’s ability to make block purchases under the rules of the TSX. The Company has purchased 518,123 common shares pursuant to a NCIB in the last twelve months at a weighted average price of C$4.017 per common share.

The NCIB provides Sandstorm with the option to purchase the Company’s common shares from time to time when Sandstorm’s management believes that the common shares are undervalued by the market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, no shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

— Webcast and Conference Call Details

A conference call will be held on Friday, April 1, 2016 starting at 8:00am PDT to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966
Conference ID: 72281350
Webcast URL: http://ow.ly/ZGfAS

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the fourth quarter and annual report will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 40-F filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 132 streams and royalties, of which 19 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178